Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,
	2011	2012	2013	2014	2015
Income from continuing operations before income taxes	$30,420	$35,023	$173,138	$42,087	$37,522
Fixed charges:
Interest expense	62	709	3,406	5,859	17,364
Interest relating to rental expense (1)	2,081	1,912	2,024	2,039	2,530

Total fixed charges	2,143	2,621	5,430	7,898	19,894

Earnings available for fixed charges	$32,563	$37,644	$178,568	$49,985	$57,416

Ratio of earnings to fixed charges	15.20	14.36	32.89	6.33	2.89

(1)

The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, which was deemed to be all interest. The off-balance sheet financing leases were terminated effective November 1, 2012.